Exhibit (a)(5)(A)

TENDER OFFER FOR WARRANTS OF CHART ACQUISITION CORP. EXTENDED

Tender Offer Extended until 12:00 Midnight, New York City Time, at the end of the day on June 18, 2015,
Unless Further Extended or Earlier Terminated

  New York, New York, June 12, 2015 – Chart Acquisition Group LLC, Joseph R. Wright and Cowen Investments LLC announced today that their previously announced tender offer for the purchase of the warrants of Chart Acquisition Corp. (OTCQB: CACG) (“Chart” or the “Company”) has been extended until 12:00 midnight, New York City time, at the end of the day on June 18, 2015, unless further extended or terminated. The warrant tender offer was previously scheduled to expire at 12:00 midnight, New York City time, at the end of the day on June 11, 2015.

The extension is being made to comply with the rules and procedures of the Securities and Exchange Commission (the “SEC”) and to provide holders of the warrants additional time to review the recent changes to the terms of Chart’s business combination with Tempus Applied Solutions, LLC, as disclosed in a Current Report on Form 8-K filed by Chart with the SEC on June 11, 2015. Except for such extension, all of the terms and conditions of the warrant tender offer remain unchanged.

Tenders of the warrants must be made prior to the expiration of the warrant tender offer and may be withdrawn at any time prior to the expiration of the warrant tender offer, in accordance with the procedures described in the offer to purchase and related letter of transmittal filed with the SEC (the “Offer Documents”).

The warrant tender offer is subject to the conditions and other terms set forth in Offer Documents (as they may be amended or supplemented) that have been distributed to the Company’s warrant holders.

The last reported trading price of the Company’s warrants on the OTCQB Marketplace on June 11, 2015 was $0.35 per warrant. As of June 11, 2015, 2,086,441 warrants have been tendered and not withdrawn.

Morrow & Co., LLC is acting as the information agent for the tender offer, and the depositary is Continental Stock Transfer & Trust Company. Warrant holders are urged to review the Offer Documents which are available at no charge at www.sec.gov and which have been distributed to holders of record and brokers who hold warrants for warrant holders. For questions and information, please call the information agent toll free at (800) 662-5200 (banks and brokers should call (203) 658-9400) or via e-mail at chart.info@morrowco.com.

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell the Company’s warrants. The solicitation of offers to buy the Company’s warrants will only be made pursuant to the Offer Documents (as amended or supplemented), the letter of transmittal, and other related documents that the warrant purchasers have sent or will send to the Company’s warrant holders. The warrant tender offer materials contain important information that should be read carefully before any decision is made with respect to the tender offer. Warrant tender offer materials have been and will be distributed to the Company’s warrant holders at no expense and are and will be available at no charge on the SEC’s website at www.sec.gov and from the information agent.

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Information Agent:

Morrow & Co., LLC
470 West Avenue, 3rd Floor
Stamford, Connecticut 06902
Telephone: (800) 662-5200
Banks and Brokerage Firms: (203) 685-9400
chart.info@morrowco.com